Exhibit (20)(i)

FOR IMMEDIATE RELEASE                           April 17, 1996


STANLEY ANNOUNCES FIRST QUARTER PROFITS UP ON LOWER SALES

New Britain, Connecticut (NYSE:SWK) ... The Stanley Works today announced first quarter net income of $30 million, or $.67 per share, which reflected transition costs associated with previously announced restructuring initiatives. These costs totaled $7 million, or $.09 per share, and included $.04 per share of consulting and $.05 per share of expenses related to the consolidation of North American order management and distribution and other facility closings. Excluding these costs, net income would have been $34 million, or $.76 per share, an increase of 17% from the prior year earnings of $29 million, or $.65 per share. This improved profitability was achieved despite lower sales volume. First quarter net sales were $635 million, a 1% reduction from the $643 million reported last year.

Commenting on the results, Richard H. Ayers, Chairman and Chief Executive Officer said, "The lower sales volume realized in the first quarter, although disappointing, was not entirely unexpected, as sales were unusually strong in the same period last year; fourth quarter 1995 retail activity was weak leaving customers with excess inventory going into 1996; and our business and product line divestitures in 1995 resulted in a $6 million reduction in sales this quarter. Order patterns strengthened throughout the period and ended on a positive note, with a 3.5% sales increase in March. We are pleased that despite the lower sales volume and the continued costs related to our restructuring efforts we were able to deliver improved profits. The aggressive initiatives we began in 1995 to realign our cost structure are beginning to pay off."

Gross margins reported for the quarter were 32.4% of sales compared
with 32.0% last year.   The improvement in margins, due largely to
the absence of prior year manufacturing integration costs, was offset somewhat by underabsorption of factory overheads caused by lower sales volumes and aggressive inventory management. Operating expenses were 23.4% of sales and included approximately $4 million of consulting and other restructuring related transition costs. Excluding these charges, operating expense would have been 22.8% of sales compared with 22.9% in the prior year.

Net sales in the Tools segment were reduced by $6 million as a result of 1995 restructuring related divestitures. Excluding this reduction, first quarter net sales were virtually flat, with volume declines noted particularly in the industrial tool category. Operating profits for this segment included approximately $4 million in restructuring related transition costs. Excluding these


                                Page 20
                               of 27 pages

costs, operating profits would have been $56 million, or 11.8% of sales, compared with $53 million, 11.0% of sales in the prior year. The absence of manufacturing integration costs in our Mechanics
Tools business contributed to the improvement.

Net sales in the Hardware segment were 2% lower than the prior year, primarily from volume declines in the U.S., although price increases partially offset those reductions. Operating profits were improved from the prior year, reflecting improved performance in our European Home Decor business. Excluding restructuring related transition costs of $1 million, operating profits were $10 million, or 12.5% of sales compared with $9 million, or 10% of sales in the prior year.

Net sales in the Specialty Hardware segment were flat compared to last year as the effect of a recent acquisition offset unit volume declines. Operating profits, excluding restructuring related transition costs of $1 million, were $3 million, or 3.7% of sales compared with 3.5% of sales in the prior year.

Geographically, all regions experienced flat to lower sales for the
quarter.   Operating profits excluding restructuring related
transition costs were $50 million in the U.S., $12 million in Europe and $7 million in Other Areas.

Mr. Ayers commented on the outlook for the remainder of the year, "We are encouraged by strengthening North American business conditions towards the end of the quarter and are optimistic that future comparisons will prove to be easier. The first quarter comparisons should, in fact, be the most difficult for the year. We are on schedule with our restructuring initiatives and have begun seeing earnings improvements as a result. Although no additional significant restructuring initiatives were announced in the first quarter, we have a number of important projects in the planning stages and we remain focused and have made good progress on evaluating our product categories and working toward the aggressive targets set for cost and asset reduction. As a result of these efforts we continue to build value for our shareholders."

Contact:        Richard Huck
                Vice President, Finance and
                Chief Financial Officer
                (203) 827-3803












                               Page 21 of
                                27 pages

                  THE STANLEY WORKS AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF EARNINGS
         (Unaudited, Millions of Dollars Except per Share Data)


                                                  First Quarter
                                                1996      1995
                                              --------   --------


NET SALES                                     $ 635.3    $ 643.3

COSTS AND EXPENSES
    Cost of sales                               429.3      437.6
    Selling, general and administrative         149.0      147.3
    Interest - net                                6.5        7.5
    Other - net                                   3.5        4.6
                                              --------  --------
                                                588.3      597.0
                                              --------  --------
EARNINGS BEFORE INCOME TAXES                     47.0       46.3

    Income Taxes                                 17.4       17.6
                                              --------  --------
NET EARNINGS                                  $  29.6    $  28.7
                                              ========  ========

NET EARNINGS PER SHARE OF COMMON STOCK        $  0.67    $  0.65
                                              ========  ========

DIVIDENDS PER SHARE                           $  0.36    $  0.35
                                              ========  ========

AVERAGE SHARES OUTSTANDING (in thousands)      44,408     44,414
                                              ========  ========



















                               Page 22 of
                                27 pages







                 THE STANLEY WORKS AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS
                  (Unaudited, Millions of Dollars)



                                       March 30,      April 1,
                                         1996           1995
                                      ----------     ----------
ASSETS
   Cash and cash equivalents          $     39.3      $    40.5
   Accounts receivable                     454.9          428.7
   Inventories                             335.2          406.6
   Other current assets                     45.8           38.2
                                       ----------    ----------
       Total current assets                875.2          914.0
                                       ----------    ----------

   Property, plant and equipment           526.7          559.9
   Goodwill and other intangibles          129.4          163.5
   Other assets                             97.1           91.0
                                       ----------    ----------
                                       $ 1,628.4      $ 1,728.4
                                       ==========    ==========

LIABILITIES AND SHAREHOLDER'S EQUITY
   Short-term borrowings               $    66.2      $   124.4
   Accounts payable                         84.2          106.2
   Accrued expenses                        198.0          194.1
                                       ----------     ----------
       Total current liabilities           348.4          424.7
                                       ----------     ----------

   Long-term debt                          384.0          406.2
   Other long-term liabilities             152.7          147.6
   Shareholders' equity                    743.3          749.9
                                       ----------     ----------
                                       $ 1,628.4      $ 1,728.4
                                       ==========     ==========











                               Page 23 of
                                27 pages



                      THE STANLEY WORKS AND SUBSIDIARIES
                          BUSINESS SEGMENT INFORMATION
                        (Unaudited, Millions of Dollars)

                                     First Quarter
                     -------------------------------------------
                                    Unit     ACQ/
                      1996   Price  Volume   DVT Currency  1995
                    -------- ------ ------ ------ ------ --------
INDUSTRY SEGMENTS
  NET SALES
   Tools
     Consumer        $ 172.7   2%     (2)%    -      -   $ 173.5
     Industrial        140.4   2%     (4)%    -      -     143.8
     Engineered        164.0   -       1 %   (3)%    -     166.5
                     -------                             -------
       Total Tools     477.1   1%     (1)%   (1)%    -     483.8
   Hardware             83.2   2%     (4)%    -      -      84.7
   Specialty Hardware   75.0   -      (2)%    2 %    -      74.8
                     -------                             -------
     Consolidated    $ 635.3   1%     (1)%   (1)%    -   $ 643.3
                     =======                             =======

  OPERATING PROFIT
   Tools             $  51.9                             $  53.0
   Hardware              9.6                                 8.5
   Specialty Hardware    2.3                                 2.6
                     --------                            --------
       Total            63.8                                64.1
   Net corporate
     expenses           (9.2)                               (8.9)
   Interest expense     (7.6)                               (8.9)
                     --------                            --------
   Earnings before
     income taxes    $  47.0                             $  46.3
                     ========                            ========
GEOGRAPHIC AREAS
  NET SALES
   United States     $ 449.5   1%     (1)%   (1)%    -   $ 454.6
   Europe              108.1   2%     (3)%    1 %    -     107.8
   Other Areas          77.7   1%     (4)%    -     (1)%    80.9
                     -------                             -------
      Consolidated   $ 635.3   1%     (1)%   (1)%    -   $ 643.3
                     =======                             =======

 OPERATING PROFIT
   United States     $  45.4                             $  46.7
   Europe               11.6                                12.4
   Other Areas           6.8                                 5.0
                     -------                             -------
     Total           $  63.8                             $  64.1
                     =======                             =======
                               Page 24 of
                                27 pages
                                                        Exhibit (20)(ii)

FOR IMMEDIATE RELEASE                           April 17, 1996

STANLEY CEO ANNOUNCES RETIREMENT PLANS

New Britain, Connecticut (NYSE:SWK)...At the Annual Meeting of
The Stanley Works, Richard H. Ayers, Chairman and Chief Executive
Officer, announced his intention to retire from the company when he reaches age 55, which is next year.

Mr. Ayers mentioned the "significant personal sacrifices" over a nearly 15-year period of time in key leadership roles at Stanley and his interest in getting to postponed projects as reasons for retiring. He also commented, "Next year, I will have been CEO for 10 years. That's a long time by today's standards. The position takes its toll. In my view, it is healthy for me to leave after having devoted myself to our Company and it is healthy for the Company to gain from the energy and perspectives of a new CEO.

Anticipating that people might draw incorrect conclusions from his announcement, Mr. Ayers remarked that "my health is good and my family members are in good health. The Board and I are very pleased with the progress Stanley is making to be positioned for a successful future and the Board has been actively involved in the Company's planning and has enthusiastically endorsed our key strategies and initiatives."

The Board of Directors and Mr. Ayers have been considering the alternatives to accomplish an effective leadership succession in light of his decision. The Company has exciting plans to achieve a bright future and capable managers to execute those plans. However, a number of key managers, including Alan Hunter, Chief Operating Officer, have been in their positions a relatively short time and they all have major assignments associated with the Company's repositioning efforts.

Because of the need for stability in these critical tasks and further seasoning of the team, the Board will begin an outside search to find a successor for Mr. Ayers. Still Brown has been selected to chair the Board committee that will carry out a very thorough process to find an experienced executive with the skills to complement Stanley's growth plans.

Mr. Ayers stated, I will be working closely with the Directors on this most important activity and I ll also continue to implement the strategies and plans begun last year. My personal objective and commitment is to see us maintain our momentum for change and to achieve very strong core results. I want this leadership change to be seamless to our plans, performance and market value.

                               Page 25 of
                                27 pages

The Company will keep everyone informed about continuing progress against its plans and leadership succession. Mr. Ayers concluded by saying, All of my energy will be devoted to make this leadership change successful for our Company.

Contact:    Richard Huck
            Vice President, Finance & CFO
            203-827-3803















































                               Page 26 of
                                27 pages


                                               Exhibit (20)(iii)

FOR IMMEDIATE RELEASE                          April 17, 1996

THE STANLEY WORKS' BOARD OF DIRECTORS VOTES A 2-FOR-1 STOCK
SPLIT


New Britain, Connecticut (NYSE:SWK)...The Board of Directors of The Stanley Works today voted a 2-for-1 stock split in the form of a stock distribution. Mr. Richard H. Ayers, Chairman and Chief Executive Officer commented, "We are excited about the future prospects for improved performance for our company and the value it will create for our shareholders. That value is evidenced by some current analyst estimates which suggest further advancement in the price of our stock. This stock split is expected to enhance trading activity and broaden ownership and interest in Stanley stock."

The stock distribution will be June 3, 1996 to shareholders of record as of May 13, 1996.

The Stanley Works is a worldwide producer of tools, hardware and specialty hardware for home improvement, consumer, industrial and professional use.

Contact:    Richard Huck
            Vice President, Finance and CFO
            Telephone: 203-827-3803






























                               Page 27 of
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